02005806

NITED STATES
ID EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37679

SEC MAIL PROCESSING
RECEIVED
FEB 26 2002
WASH, D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GLOBAL PARTNERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 FIFTH AVENUE
(No. and Street)

NEW YORK	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER CARDILLO — 212-391-2122
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARITZ & COMPANY, P.A.
(Name — *if individual, state last, first, middle name*)

15 WARREN STREET	HACKENSACK	NEW JERSEY	07601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22

OATH OR AFFIRMATION

I, PETER CARDILLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL PARTNERS SECURITIES, INC., as of DECEMBER 31, XX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PETER T. SHERVANICK
Notary Public, State of New York
No. 24-4966946
Qualified in Kings County
Commission Expires April 30, 2002

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL PARTNERS SECURITIES, INC.
(FORMERLY KNOWN AS WESTFALIA INVESTMENTS, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS	
CURRENT ASSETS:	
Cash	$ 26,653
Receivable from broker-dealers	1,170,328
Securities owned	177,505
Receivable from stockholder	1,052,689
Prepaid expenses and sundry current assets	280,762
TOTAL CURRENT ASSETS	**2,707,937**
PROPERTY AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION	**30,889**
SECURITY DEPOSITS	**4,902**
TOTAL ASSETS	**$ 2,743,728**
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accrued expenses and sundry current liabilities	$ 63,798
Securities sold but not yet purchased	331,104
TOTAL CURRENT LIABILITIES	**394,902**
LONG-TERM DEBT	**293,900**
STOCKHOLDERS' EQUITY:	
Common stock, no par value	
10,000 shares - authorized	
1 share - issued and outstanding	100,000
Additional paid-in capital	4,026,436
Accumulated deficit	(2,071,510)
TOTAL STOCKHOLDERS' EQUITY	**2,054,926**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 2,743,728**

See notes to financial statements

GLOBAL PARTNERS SECURITIES, INC.
(FORMERLY KNOWN AS WESTFALIA INVESTMENTS, INC.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Trading activities	$ 986,621
Commission income	261,347
Interest, dividends and other income	126,117
TOTAL REVENUES	1,374,085
COSTS AND EXPENSES:	
Compensation and benefits	1,063,224
Floor brokerage and clearance	814,885
Communications	490,249
Occupancy	191,162
General and administrative	355,219
TOTAL COSTS AND EXPENSES	2,914,739
NET LOSS	**$(1,540,654)**

See notes to financial statements

GLOBAL PARTNERS SECURITIES, INC.
(FORMERLY KNOWN AS WESTFALIA INVESTMENTS, INC.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
Balance - beginning of year	$100,000	$4,026,436	$ (530,856)	$3,595,580
Net loss	-	-	(1,540,654)	(1,540,654)
Balance - end of year	$100,000	$4,026,436	$(2,071,510)	$ 2,054,926

See notes to financial statements

GLOBAL PARTNERS SECURITIES, INC.
(FORMERLY KNOWN AS WESTFALIA INVESTMENTS, INC.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:	
Net loss	$(1,540,654)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	47,666
Loss on write-off of property and equipment	8,073
Changes in assets and liabilities:	
Securities owned or sold but not yet purchased	1,294,636
Prepaid expenses and sundry current assets	189,852
Security deposits	19,032
Receivable from broker-dealers	(722,499)
Accrued expenses and sundry current liabilities	(367,095)
NET CASH USED IN OPERATING ACTIVITIES	**(1,070,989)**
INVESTING ACTIVITIES:	
Acquisition of property and equipment	(7,652)
NET CASH USED IN INVESTING ACTIVITIES	**(7,652)**
FINANCING ACTIVITIES:	
Proceeds from long-term debt	293,900
Loan to stockholder, net	(138,429)
Insurance proceeds relating to property and equipment	104,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	**259,971**
DECREASE IN CASH	**(818,670)**
CASH - BEGINNING OF YEAR	**845,323**
CASH - END OF YEAR	**$ 26,653**
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 400
Income taxes	$ 1,376

See notes to financial statements

1 SIGNIFICANT ACCOUNTING POLICIES

Business description

Global Partners Securities, Inc. (formerly known as Westfalia Investments, Inc.) ("the Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Westfalia Investments S.A. ("SA") (a foreign company).

All Securities transactions are cleared through a clearing broker on a fully-disclosed basis, and accordingly, the Company does not carry securities or perform custodial functions with respect to these transactions.

Uses of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

Securities owned and securities sold but not yet purchased

Securities owned and securities sold but not yet purchased are valued at market or fair value, as appropriate, with unrealized gains and losses reflected in trading activities in the Statement of Operations and Accumulated Deficit. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and valuation pricing models which take into account time value and volatility factors underlying the financial statements.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided for both financial reporting and tax purposes by accelerated methods in amounts sufficient to amortize the cost of the related assets over their estimated useful lives.

Maintenance, repairs and minor renewals are charged to expense when incurred. Replacements and major renewals are capitalized.

Deferred income taxes

The Company accounts for deferred income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109). The statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. In addition, SFAS 109 requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits are more likely than not.

Revenue recognition

Commission and trading revenue and their related expenses pertaining to customer and securities transactions are recorded on a trade date basis.

2 PROPERTY AND EQUIPMENT

A summary of property and equipment and the estimated lives used in the computation of depreciation is as follows:

	Amount	Life
Furniture, fixtures and equipment	$67,915	5-7 years
Accumulated depreciation	37,026	
	$30,889	

3 RELATED PARTY BALANCE AND TRANSACTIONS

During the year ended December 31, 2001, the Company had transactions with its parent company.

Income:	
Management fee income	$ 23,882
Interest income	60,677
	$84,559
Expenses:	
Commissions and other fees paid	$ 5,722

At December 31, 2001 the Company had a receivable of $1,052,689 from S.A. which bears interest of 5% per annum and has no repayment terms.

4 LONG-TERM DEBT

Long-term debt consists of a note payable in monthly installments of $13,741 (commencing in December, 2002) including interest at 8% per annum and collateralized by the Company's receivables and property and equipment.

5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $611,342, which was $511,342 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .59 to 1.

6 INCOME TAXES

The Company has a deferred tax asset of $610,000 resulting from available operating loss carryforwards.

The Company has provided a valuation allowance in respect of deferred tax assets resulting from tax loss carryforwards. Management currently believes that is more likely than not that the deferred tax regarding the tax loss carryforward will not be realized in the foreseeable future.

The Company has accumulated losses for tax purposes as of December 31, 2001 in the amount of approximately $1,525,000, which may be carried forward and offset against taxable income and expires in 2016.

7 CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8 COMMITMENTS AND CONTINGENCIES

The Company is committed under an operating lease for its office space which expires in September, 2002 and provides for monthly rentals of approximately $6,800. Rental expense for the year ended December 31, 2001 aggregated approximately $184,000.



SUPPLEMENTAL SCHEDULES

GLOBAL PARTNERS SECURITIES, INC.
(FORMERLY KNOWN AS WESTFALIA INVESTMENTS, INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

TOTAL CAPITAL	**$2,054,926**
Less: Non-allowable assets	1,369,242
NET CAPITAL BEFORE HAIRCUTS	**685,684**
Less: Haircuts on proprietary positions	74,342
NET CAPITAL	**611,342**
Minimum net capital required	100,000
EXCESS NET CAPITAL	**$ 511,342**
Aggregate Indebtedness	$ 357,698
Ratio of aggregate indebtedness to net capital	0.59

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
E-mail: paritz@aol.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors
Global Partners Securities, Inc.
(formerly known as Westfalia Investments, Inc.)
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of **Global Partners Securities, Inc. (formerly known as Westfalia Investments, Inc.)** for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation Y of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal controls future periods is subject to the risk that internal controls may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the condition noted herein, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

Our report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paritz & Company PA

Hackensack, New Jersey
February 11, 2002

Paritz & Company, P.A.

Financial Statements and Supplemental Schedules

GLOBAL PARTNERS SECURITIES, INC.
(FORMERLY KNOWN AS WESTFALIA INVESTMENTS, INC.)

SEC NO. 8-37679

DECEMBER 31, 2001
With Independent Auditors' Report and
Supplemental Report on Internal Control Structure

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

GLOBAL PARTNERS SECURITIES, INC.
(FORMERLY KNOWN AS WESTFALIA INVESTMENTS, INC.)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2001

CONTENTS

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax: (201) 342-7598
E-mail: paritz@aol.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Global Partners Securities, Inc.
(formerly known as Westfalia Investments, Inc.)
New York, New York

We have audited the accompanying statement of financial condition of **Global Partners Securities, Inc. (formerly known as Westfalia Investments, Inc.)** as of December 31, 2001 and the related statements of operations, statement of changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Global Partners Securities, Inc. (formerly known as Westfalia Investments, Inc.)**as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paritz & Company P.A.

Hackensack, New Jersey
February 11, 2002